Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board of the Company will be held on Monday, May 20, 2024 Beijing/Hong Kong Time, for the purpose of considering and approving, inter alias, (i) the unaudited quarterly results of the Group for the three months ended March 31, 2024 and its publication, and (ii) transacting any other business.

The Company’s management will hold an earnings conference call on Tuesday, May 21, 2024, at 8:30 A.M. Beijing/Hong Kong Time or on Monday, May 20, 2024, at 8:30 P.M. U.S. Eastern Time.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Participants Online Registration: https://www.netroadshow.com/events/login?show=a28be759&confId=64913.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, May 6, 2024

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*    For identification purposes only